Filed Pursuant to Rule 424(b)(3)

Reg. No. 333-109725

PROXY STATEMENT/PROSPECTUS SUPPLEMENT DATED MARCH 31, 2004

(TO PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 9, 2004)

Dear Titan Stockholder:

As you may know from our recent press releases, the special meeting at which our stockholders will be asked to approve our merger with Lockheed Martin Corporation has been adjourned. The special meeting will be reconvened on Monday, April 12, 2004, at 9:30 a.m., local time, at Titan’s corporate headquarters located at 3033 Science Park Road, San Diego, California 92121.

On February 13, 2004, Titan mailed to its stockholders a proxy statement/prospectus containing disclosure regarding the merger and other proxy materials related to the special meeting. Since the date of the original proxy statement, Titan and Lockheed Martin have made several announcements relating to the status of their respective ongoing internal investigations into whether payments involving Titan’s international consultants were made in violation of applicable law, as well as to provide information regarding an SEC investigation and a criminal inquiry being undertaken by the Department of Justice relating to these same matters. In order to provide additional time for the reviews and the related government investigations, on March 11, 2004, Titan and Lockheed Martin agreed to amend the merger agreement to adjourn the special meeting until April 12, 2004 and to extend from March 31, 2004 to April 20, 2004 the date after which either party may terminate the agreement if the merger has not been completed, provided that the terminating party is not then in material breach of its obligations in a manner that has contributed to the failure to complete the merger by such date. The remaining terms of the merger agreement were not changed.

Included with this letter are the following documents:

•	a supplemental notice of the special meeting of stockholders to be reconvened on April 12, 2004, which we refer to as the “reconvened special meeting”;
•	a proxy statement/prospectus supplement containing information regarding recent developments, important new dates and other changes arising from the special meeting adjournment; and
•	a copy of a proxy card for voting your shares at the reconvened special meeting should you wish to vote, change your prior vote or revoke your prior proxy.

In addition, if you are a holder of record, you are being sent a new letter of transmittal and election form to use to make an election or change any previously submitted election of your desired form of merger consideration. Holders of record that have previously made an election of their desired form of merger consideration do not need to complete and return the new letter of transmittal and election form unless they wish to change their election. If you hold your Titan common stock in “street name” you should contact your bank or broker to make an election or change your previously submitted election.

If you have already voted on the merger, you need not do so again, as your prior vote will be counted at the reconvened special meeting. On the other hand, if you have not voted on the merger or wish to change your previously submitted vote, you may do so by submitting the enclosed proxy card or voting via the Internet or the toll-free number listed on the proxy card.

Sincerely,

Gene W. Ray

Chairman of the Board, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus supplement. Any representation to the contrary is a criminal offense.

This document is first being mailed to stockholders on or about April 1, 2004.

THE TITAN CORPORATION

3033 Science Park Road

San Diego, California 92121

(858) 552-9500

SUPPLEMENTAL NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE RECONVENED ON APRIL 12, 2004

To the Stockholders of The Titan Corporation:

The special meeting of the stockholders of The Titan Corporation held on Tuesday, March 16, 2004, has been adjourned and will reconvene on Monday, April 12, 2004, at 9:30 a.m., local time. The reconvened meeting will be held at Titan’s corporate headquarters located at 3033 Science Park Road, San Diego, California 92121 to consider the following matters:

(1)	A proposal to adopt the merger agreement, as amended, and approve the merger of Titan with a wholly-owned subsidiary of Lockheed Martin Corporation; and

(2)	Such other business as may properly come before the special meeting or any adjournments or postponements thereof.

The accompanying proxy statement/prospectus supplement and the original proxy statement/prospectus form a part of this notice and describe the terms and conditions of the merger agreement. Other important information is incorporated by reference in the proxy statement/prospectus from other documents. Please review all these materials carefully before submitting your proxy. Titan’s board of directors is soliciting your proxy.

This supplemental notice, the proxy statement/prospectus supplement and accompanying materials, and the letter of transmittal and election form you will receive separately, are being mailed to holders of record of Titan common stock at the close of business on February 9, 2004. Only holders of record on February 9, 2004 will be entitled to vote at the reconvened special meeting or any further adjournment thereof.

To approve the merger, holders of a majority of the outstanding shares of Titan common stock must vote to adopt the merger agreement and approve the merger. The Titan board of directors continues to recommend that stockholders vote FOR the merger proposal.

If you have already submitted your proxy card or voted on the merger via the Internet or the toll-free number, you do not need to take further action. Your vote will be counted at the reconvened special meeting.

If you have not yet voted on the merger or wish to change your previously submitted vote, we urge you to vote using one of the following methods to ensure your vote is counted:

•	sign the enclosed proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

If you attend the reconvened special meeting, you may revoke your proxy and vote in person even though you have submitted your proxy card or voted via the Internet or the toll-free number. Even if you plan to attend the reconvened special meeting, we urge you to submit a valid proxy promptly to ensure that your shares will be represented at the reconvened special meeting.

By order of the Board of Directors,

Nicholas J. Costanza

Senior Vice President, General Counsel and Secretary

San Diego, California

March 31, 2004

Recent Developments

Internal Reviews and Government Investigations of Titan’s International Consultants

As previously announced, Titan has learned of allegations that improper payments were made, or items of value were provided, by consultants for Titan or its subsidiaries to foreign officials. The allegations were identified as part of an ongoing review conducted with Lockheed Martin. Titan’s board of directors has established a committee of the board to oversee Titan’s internal review of these matters. As previously announced, the SEC also has commenced an investigation into whether payments involving Titan’s international consultants were made in violation of applicable law. In addition, the Department of Justice has initiated a criminal inquiry into this matter. The reviews and investigations are ongoing.

Titan and Lockheed Martin have met with the SEC and the Department of Justice to discuss the allegations of improper payments and on March 25, 2004, met with the SEC and Department of Justice to discuss the preliminary findings of the reviews. The discussion with the government focused primarily on three of Titan’s business units: the Datron World Communications division, which operates primarily in the Far East; Titan’s activities in Benin, conducted as part of Titan Wireless, a business unit that has been reported as part of Titan’s discontinued operations since 2002; and Titan’s operations in Saudi Arabia, conducted through the Titan Secure Systems division. If the government determines that unlawful payments were made, the government could take action against Titan and/or some of its employees. These actions could include criminal and civil fines, penalties, criminal sanctions and limitations on Titan’s ability to export products or enter into future U.S. government contracts. As part of their reviews, Lockheed Martin, Titan, the SEC and the Department of Justice are also evaluating Titan’s internal controls relating to these matters. Titan plans to discuss a settlement and resolution of these issues with the SEC and Department of Justice. After consideration of publicly available information about recent resolutions of other Foreign Corrupt Practices Act issues, and following discussions with legal counsel, Titan recorded a $3.0 million provision as of and for the year ended December 31, 2003, representing Titan’s estimate of potential liabilities related to this matter. This provision was not included in the consolidated statements of operations that Titan issued in connection with its announcement of fourth quarter and full year results filed with the SEC on Form 8-K dated February 23, 2004. Titan may be required to record an additional provision or reduce this provision if the actual settlement amount of these matters differs from the provision.

Completion of the merger with Lockheed Martin requires the satisfaction or waiver of the closing conditions set forth in the merger agreement. Among these is that there have not occurred a material adverse change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets or results of operations of Titan and its consolidated subsidiaries, taken as a whole.

Lockheed Martin has stated that, if the internal reviews being conducted by it and Titan, the SEC’s investigation and the criminal inquiry being undertaken by the Department of Justice are not completed by the date of the special meeting of Titan stockholders for consideration of the merger, Lockheed Martin will have to consider whether all of the conditions to the closing of the merger have been met. While the internal reviews have been substantially completed, no assurance can be given that additional facts will not be discovered or that the SEC’s investigation or the Department of Justice’s criminal inquiry will be concluded prior to April 12, 2004, the date set for the reconvened special meeting. Further, Lockheed Martin has not given any assurances as to whether it will be satisfied that the existence of, circumstances underlying or ramifications of the criminal inquiry by the Department of Justice, the SEC investigation and the internal reviews do not constitute a material adverse change in Titan. Accordingly, while Titan does not believe, based on facts known today, that there has been a material adverse change in Titan, Titan cannot provide any assurance that Lockheed Martin will, in fact, complete the merger. If the merger is not completed on or before April 20, 2004, either Lockheed Martin or Titan may terminate the merger agreement, provided that the party seeking to terminate the agreement is not then in material breach of its obligations under the merger agreement in a manner that has contributed to the failure to complete the merger by such date.

Amendment to Merger Agreement

Lockheed Martin and Titan amended the merger agreement to adjourn the Titan stockholders’ meeting from March 16, 2004 to April 12, 2004 and to extend from March 31, 2004 to April 20, 2004 the date after which either party may terminate the agreement if the merger has not been completed, provided that the terminating party is not then in material breach of its obligations in a manner that has contributed to the failure to complete the merger by such date. The remaining terms of the merger agreement were not changed.

Successful Completion of Consent Solicitation

On February 25, 2004, Titan announced that it received the requisite consents from the holders of more than a majority in aggregate principal amount of its outstanding 8% Senior Subordinated Notes due 2011, which we refer to as the “notes”, in connection with its exchange offer and consent solicitation. The consents relate to certain proposed amendments to the indenture relating to the notes and to the termination of a registration rights agreement relating to the notes. The receipt of the requisite consents and the execution of the supplemental indenture described below satisfy one of the conditions to the closing of the merger.

Titan has entered into a supplemental indenture with the indenture trustee to effect the proposed amendments to the indenture and has entered into an amendment to the registration rights agreement providing for its termination. The proposed amendments to the indenture and the registration rights agreement are effective and the notes tendered with consents are irrevocable; however, the proposed amendments will not become operative until immediately prior to the completion of the merger. If the merger is completed, Lockheed Martin will guarantee the surviving entity’s obligations as the obligor of the notes. If the merger is not completed, the amendments will not become operative and Lockheed Martin will not become a guarantor of the notes. Until that point, the indenture and the registration rights agreement, without giving effect to the proposed amendments, remain in effect.

As a result of the adjournment of the special meeting, Titan has extended the expiration date for the exchange offer and consent solicitation relating to its outstanding notes. The exchange offer and consent solicitation will expire at 1:00 p.m., New York City time, on April 12, 2004, the date of the reconvened special meeting, unless further extended.

As of the date of this proxy statement/prospectus supplement, approximately 99% of the $200,000,000 aggregate principal amount of the notes issued and outstanding had been tendered for exchange with the exchange agent for the exchange offer and consent solicitation. All of the tendered notes were accompanied by the holders’ consents to the proposed amendments, and all such tenders are irrevocable.

Redemption of Preferred Stock

At 5:00 p.m. New York City time, on March 15, 2004, Titan redeemed all of its outstanding shares of $1.00 cumulative convertible preferred stock at a redemption price, including accrued but unpaid dividends, of $20.03 per share. As a result of the redemption, there are no shares of Titan preferred stock outstanding. The aggregate redemption price paid to all holders of Titan preferred stock was approximately $12.5 million. The redemption of the Titan preferred stock satisfies one of the conditions to the closing of the merger.

Important New Dates and Other Changes Arising from Special Meeting Adjournment

Reconvened Special Meeting Date; Possibility of Further Adjournment

The special meeting originally scheduled for March 16, 2004 was convened on that date solely for the purpose of adjourning the special meeting until April 12, 2004. The reconvened special meeting will be held at Titan’s corporate headquarters located at 3033 Science Park Road, San Diego, California 92121, on Monday, April 12, 2004, at 9:30 a.m., local time.

At the originally scheduled special meeting, holders of the requisite number of shares of Titan common stock approved a proposal authorizing Titan to adjourn the special meeting on one or more occasions, if necessary, to (a) solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposal, (b) allow extra time for the parties to satisfy other closing conditions to the merger, or (c) calculate and announce the exchange rate before the vote on the merger proposal is taken.

Titan reserves the right to further adjourn the reconvened special meeting or any adjournments thereof. If a proposal for adjournment is properly presented at the reconvened special meeting, or any adjournment thereof, the persons named as proxies will vote the shares represented thereby in their discretion with respect to such adjournment. The persons named as proxies will not, however, have discretion to vote in favor of any adjournment as to any shares of Titan common stock that have been voted against the merger proposal or that voted against or abstained from the adjournment proposal approved by Titan stockholders on March 16, 2004 (if the proxy relating to such negative vote or abstention is not revoked).

The original proxy statement/prospectus contains detailed information about the merger, the merger consideration, the procedures you must follow to elect the form of merger consideration you wish to receive, and your rights to dissent from the adoption of the merger agreement and approval of the merger. We encourage you to read the original proxy statement/ prospectus carefully, including the “Risk Factors” beginning on page 22 thereof, for a description of factors that should be considered before you complete your proxy card or make your election with respect to the merger consideration.

Voting on the Merger Proposal

If you have already submitted your proxy card or voted on the merger via the Internet website or the toll-free number previously provided, you do not need to take any further action. Your previously submitted vote will be counted at the reconvened special meeting.

If you have not yet voted on the merger or wish to change your previously submitted vote, you may vote by using one of the following methods to ensure your vote is counted:

•	sign the enclosed proxy card and mail it in the enclosed, prepaid and addressed envelope;

•	call toll-free 1-800-PROXIES and follow the instructions; or

•	access the web page at www.voteproxy.com and follow the on-screen instructions.

Votes submitted via the Internet or by telephone must be received by 12:00 midnight, New York City time, on April 9, 2004. Submitting your proxy will not affect your right to vote in person if you decide to attend the reconvened special meeting.

Also, you may vote your shares in person at the reconvened special meeting. Titan will pass out written ballots to anyone who wants, and is entitled, to vote at the reconvened special meeting.

If you own shares that are held in “street name,” you must follow the instructions provided by your broker or bank to vote your shares. If you hold your shares in street name, you must request a legal proxy from your broker or bank in order to vote in person at the reconvened special meeting.

If you own shares of Titan common stock through a Titan employee benefit plan, you will receive a new voting instruction card. If you have already submitted your voting instructions, you do not need to take any further action. If you have not yet provided voting instructions or wish to change your previously submitted instructions, your completed voting instruction card must be received no later than 4:00 p.m., New York City time, on April 7, 2004, or on such later date to which the deadline may be extended.

If you wish to revoke your vote in favor of the adjournment proposal previously approved by Titan stockholders, you must follow the instructions for written revocation in the next paragraph. A revocation of your vote in favor of the adjournment proposal, or a vote against the merger, will have the effect of a vote against any proposal to further adjourn the reconvened special meeting.

Any written notice of revocation should be delivered to Titan’s Corporate Secretary at 3033 Science Park Road, San Diego, California, 92121, before the taking of the vote on the merger at the reconvened special meeting. If you transmit your revocation by regular mail, you should allow sufficient time for delivery prior to the reconvened special meeting. If you hold your Titan common stock in “street name,” you should contact your bank or broker and follow their procedures to revoke your vote.

Election Deadline Extended

As described in the original proxy statement/prospectus, you may make one of the following elections regarding the type of merger consideration you wish to receive in exchange for your Titan common stock:

•	a “cash election” of $22.00 in cash per share, without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described in the original proxy statement/prospectus; or

•	a “combination election” whereby 50% of your Titan shares will be exchanged for cash and 50% of your Titan shares will be exchanged for Lockheed Martin common stock based on the exchange rate.

Cash and stock elections are subject to the allocation procedures described in the original proxy statement/prospectus.

If you are a holder of record, you are being sent a new letter of transmittal and election form. To make an election, each record holder that has not previously submitted an election form must properly complete the letter of transmittal and election form, and deliver it together with stock certificates representing the holder’s shares of Titan common stock or a notice of guaranteed delivery, so that it is received by the exchange agent no later than 5:00 p.m., New York City time, on the last business day before the effective time of the merger. Assuming that the merger closes on April 12, 2004, the date the special meeting of Titan stockholders is scheduled to be reconvened, the election deadline will be 5:00 p.m., New York City time, on April 8, 2004.

If you hold your Titan common stock in “street name,” you should contact your bank or broker and follow their procedures to ensure that your bank or broker can process your election prior to the election deadline.

If you own shares of Titan common stock through a Titan employee benefit plan, you will receive a new letter of transmittal and election form. If you have already submitted your election instructions, you do not need to take any further action. If you have not yet provided election instructions or wish to change your previously submitted instructions, your completed letter of transmittal and election form must be received no later than 4:00 p.m., New York City time, on April 7, 2004, or on such later date to which the deadline may be extended.

Revocation or Change of Previously Submitted Election of Merger Consideration

You may change or revoke any election you have made with respect to the consideration you wish to receive in the merger by giving written notice to the exchange agent at EquiServe, Corporate Actions, P.O. Box 43025, Providence, Rhode Island 02940-3025. If you hold your Titan common stock in “street name,” you should contact your bank or broker and follow their procedures to change or revoke your prior election. You may also revoke your election by withdrawing your Titan common stock certificates, or, for “street” holders, by instructing your bank or broker to withdraw your bank or broker’s guarantee of delivery of your certificates. To be effective, your change or revocation of election must be received prior to 5:00 p.m., New York City time, on the date of the election deadline.

Calculation of the Average Lockheed Martin Trading Price

If you receive Lockheed Martin common stock in the merger, the number of shares of Lockheed Martin common stock that you will receive for each share of Titan common stock will be based on an exchange rate determined by dividing $22.00 by the “average Lockheed Martin price,” subject to the application of upper and lower collars of $58.00 and $46.00, respectively, as described in the original proxy statement/prospectus. The “average Lockheed Martin price” means the average of the daily mean of the high and low sales prices per share of Lockheed Martin common stock for the ten trading days ending on the third trading day prior to, but not including, the effective time of the merger. Had the exchange rate been determined based on the average Lockheed Martin price over the ten-day trading period ending on March 29, 2004, the exchange rate would have been 0.4783, as a result of the application of the lower collar. The merger agreement provides that the closing will take place on the third business day after the last closing condition is satisfied or waived, unless the parties agree otherwise. If the merger closes on April 12, 2004, the date of the reconvened special meeting of Titan stockholders, the exchange rate will be determined based on the ten-day trading period beginning March 24, 2004 and ending April 6, 2004.

If the reconvened special meeting is adjourned for any reason, Titan will issue subsequent press releases announcing the new special meeting date or the date to which the special meeting has been adjourned. Prior to or contemporaneous with the closing, Lockheed Martin will issue a press release announcing the exchange rate. All of these press releases will be filed with the SEC and will be available on the SEC’s web site at www.sec.gov. Unless the closing occurs on the same date as the meeting date, Titan stockholders will not know the exchange rate before submitting their vote on approval of the merger or making an election as to the form of merger consideration they wish to receive.

Dissenters’ Rights

As more fully described beginning on page 64 of the original proxy statement/prospectus, you may dissent from the adoption of the merger agreement and approval of the merger and have the fair value of your shares of Titan common stock determined by a court. To exercise your appraisal rights, you (a) must deliver to the Corporate Secretary of Titan, before the vote on the merger agreement at the reconvened special meeting (currently scheduled for 9:30 a.m., San Diego time, on Monday, April 12, 2004), a written demand that reasonably informs Titan of the identity of the record holder and the record holder’s intention to demand appraisal of the record holder’s Titan common stock, (b) must not vote in favor of the merger, and (c) must not submit a letter of transmittal and election form. A proxy or vote against the merger shall not constitute a demand for appraisal. Failure to execute and return a letter of transmittal and election form to the exchange agent does not constitute a demand. ALL WRITTEN DEMANDS FOR APPRAISAL MUST BE DELIVERED TO: THE TITAN CORPORATION, 3033 SCIENCE PARK ROAD, SAN DIEGO, CALIFORNIA 92121, ATTENTION: CORPORATE SECRETARY.

Exercising dissenters’ rights requires strict compliance with Section 262 of the Delaware General Corporation Law, a copy of which was attached as Annex C to the original proxy statement/prospectus.

Additional Information or Copies

If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus supplement, the original proxy statement/prospectus, the duplicate proxy card, or the duplicate letter of transmittal and election form separately mailed to you, or any other materials relating to the merger, you should contact:

The Titan Corporation

Investor Relations

3033 Science Park Road

San Diego, California 92121

Telephone: (858) 552-9500

email: invest@titan.com

ADDITIONAL INCORPORATED DOCUMENTS

Titan and Lockheed Martin file annual, quarterly and special reports, proxy statements and other information with the SEC. As allowed by SEC rules, all documents filed by Lockheed Martin and Titan pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the original proxy statement/prospectus to the date of the reconvened special meeting shall also be deemed to be incorporated by reference into the original proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus supplement. The original proxy statement/prospectus incorporates by reference the following additional documents set forth below that Lockheed Martin and Titan have filed with the SEC since the date of the original proxy statement/prospectus. These documents contain important information about the companies and their financial condition.

Recent Lockheed Martin filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Current Reports on Form 8-K filed on February 13, 2004, March 2, 2004, March 3, 2004, March 11, 2004, and March 12, 2004.

Titan filings with the SEC

•	Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Current Reports on Form 8-K filed February 13, 2004, February 17, 2004, February 26, 2004, March 11, 2004 , March 15, 2004 and March 26, 2004.

You may also obtain copies of any of the foregoing documents, or any other documents incorporated in the original proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

The Titan Corporation Investor Relations 3033 Science Park Road San Diego, California 92121 Telephone: (858) 552-9500 email: invest@titan.com	Lockheed Martin Corporation Investor Relations 6801 Rockledge Drive Bethesda, Maryland 20817 Telephone: (301) 897-6598 email: investor.relations@lmco.com

If you would like to request any documents, please do so by April 5, 2004 in order to receive them before the reconvened special meeting.

Neither Lockheed Martin nor Titan have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in the original proxy statement/prospectus, as amended and supplemented by this document, or in any of the materials that are incorporated by reference in the original proxy statement/prospectus, as amended and supplemented by this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus supplement speaks only as of the date of this document unless the information specifically indicates that another date applies.